EXHIBIT 13.1
Quarterly report to shareholders
First quarter 2024
Financial highlights

	three months ended March 31
(millions of $, except per share amounts)	2024	2023

Income
Revenues	4,243	3,928
Net income (loss) attributable to common shares	1,203	1,313
per common share – basic	$1.16	$1.29
Comparable EBITDA[1]	3,090	2,775
Comparable earnings	1,284	1,233
per common share	$1.24	$1.21

Cash flows
Net cash provided by operations	2,042	2,074
Comparable funds generated from operations	2,436	2,066
Capital spending[2]	1,897	3,033
Acquisitions, net of cash acquired	—	(138)

Dividends declared
per common share	$0.96	$0.93

Basic common shares outstanding (millions)
– weighted average for the period	1,037	1,021
– issued and outstanding at end of period	1,037	1,023
1Additional information on Segmented earnings (losses), the most directly comparable GAAP measure, can be found in the Consolidated results section.
2Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.

Management’s discussion and analysis
May 2, 2024
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TC Energy Corporation (TC Energy). It discusses our business, operations, financial position, risks and other factors for the three months ended March 31, 2024 and should be read with the accompanying unaudited Condensed consolidated financial statements for the three months ended March 31, 2024, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2023 audited Consolidated financial statements and notes and the MD&A in our 2023 Annual Report. Capitalized and abbreviated terms that are used but not otherwise defined herein are defined in our 2023 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations about the new Liquids Pipelines Company, South Bow Corporation, following the anticipated completion of the proposed spinoff transaction of our Liquids Pipelines business (the spinoff Transaction) into a separate publicly listed company, including the management and credit ratings thereof
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions, including the spinoff Transaction and our asset divestiture program
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan
•expected industry, market and economic conditions, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

2 | TC Energy First Quarter 2024

Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures, the spinoff Transaction and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
Risks and uncertainties
•realization of expected benefits from acquisitions, divestitures, the spinoff Transaction and energy transition
•terms, timing and completion of the spinoff Transaction, including the timely receipt of all necessary approvals
•that market or other conditions are no longer favourable to completing the spinoff Transaction
•business disruption during the period prior to or directly following the spinoff Transaction
•our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks
•impact of energy transition on our business
•economic conditions in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in this MD&A and in other reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2023 Annual Report.
TC Energy First Quarter 2024 | 3

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR+ (www.sedarplus.ca).
NON-GAAP MEASURES
This MD&A references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations
•net capital expenditures.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this MD&A on the factors impacting comparable earnings are consistent with the factors that impact net income (loss) attributable to common shares, except where noted otherwise. Discussions throughout this MD&A on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. We adjust for the following specific items:
•gains or losses on sales of assets or assets held for sale
•valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•legal, contractual, bankruptcy and other settlements, including non-recurring third-party settlements
•impairment of goodwill, plant, property and equipment, equity investments and other assets
•acquisition, integration and restructuring costs, including costs related to our Focus Project and the spinoff Transaction
•unrealized fair value adjustments related to risk management activities of Bruce Power's funds invested for post-retirement benefits
•unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. The changes in fair value, including our proportionate share of changes in fair value related to Bruce Power are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
4 | TC Energy First Quarter 2024

In third quarter 2023, we announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff Transaction. A separation management office was established to guide the successful coordination and governance between the two entities, including the development of a separation agreement and transition service agreement. Liquids Pipelines business separation costs related to the spinoff Transaction include internal costs related to separation activities, legal, tax, audit and other consulting fees, which are recognized in the results of our Liquids Pipelines and Corporate segments. These items have been excluded from comparable measures as we do not consider them reflective of our ongoing underlying operations.
TransCanada PipeLines Limited (TCPL) and Transportadora de Gas Natural de la Huasteca (TGNH) are party to an unsecured revolving credit facility. The loan receivable and loan payable are eliminated upon consolidation; however, due to differences in the currency that each entity reports its financial results, there is an impact to net income reflecting the translation of the loan receivable and payable to TC Energy's reporting currency. As the amounts do not accurately reflect what will be realized at settlement, beginning in second quarter 2023, we exclude from comparable measures the unrealized foreign exchange gains and losses on the loan receivable, as well as the corresponding unrealized foreign exchange gains and losses on the loan payable.
In 2022, TGNH and the CFE executed agreements which consolidate a number of operating and in-development natural gas pipelines in central and southeast Mexico under one TSA. As this TSA contains a lease, we have recognized amounts in net investment in leases on our Condensed consolidated balance sheet. In accordance with the requirements of U.S. GAAP, we have recognized an expected credit loss provision related to net investment in leases and certain contract assets in Mexico. The amount of this provision will fluctuate from period to period based on changing economic assumptions and forward-looking information. The provision is an estimate of losses that may occur over the duration of the TSA through 2055. As this provision, as well as a provision related to certain contract assets in Mexico, do not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, we have excluded any unrealized changes from comparable measures.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings (losses)
comparable EBIT	segmented earnings (losses)
comparable earnings	net income (loss) attributable to common shares
comparable earnings per common share	net income (loss) per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
net capital expenditures	capital expenditures
Quantitative reconciliations of our comparable measures to their GAAP measures are found throughout this MD&A.
TC Energy First Quarter 2024 | 5

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings (losses) adjusted for specific items described in the Comparable measures section above, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings (losses) adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment for a reconciliation to segmented earnings (losses).
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items described in the Comparable measures section above. Comparable earnings is comprised of segmented earnings (losses), Interest expense, AFUDC, Foreign exchange (gains) losses, net, Interest income and other, Income tax expense (recovery), Net income (loss) attributable to non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income (loss) attributable to common shares and Net income (loss) per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in our 2023 Consolidated financial statements. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the Comparable measures section above. Refer to the Financial condition section for a reconciliation to Net cash provided by operations.
Net capital expenditures
Net capital expenditures represents capital expenditures, including growth projects, maintenance capital expenditures, contributions to equity investments, and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. We use net capital expenditures as we believe it is a useful measure of our cash flow used for capital reinvestment.
6 | TC Energy First Quarter 2024

Consolidated results

	three months ended March 31
(millions of $, except per share amounts)	2024	2023

Canadian Natural Gas Pipelines	501	411
U.S. Natural Gas Pipelines	1,043	1,079
Mexico Natural Gas Pipelines	212	254
Liquids Pipelines	316	176
Power and Energy Solutions	252	252
Corporate	(58)	(2)
Total segmented earnings (losses)	2,266	2,170
Interest expense	(837)	(762)
Allowance for funds used during construction	157	131
Foreign exchange gains (losses), net	27	107
Interest income and other	77	42
Income (loss) before income taxes	1,690	1,688
Income tax (expense) recovery	(293)	(341)
Net income (loss)	1,397	1,347
Net (income) loss attributable to non-controlling interests	(171)	(11)
Net income (loss) attributable to controlling interests	1,226	1,336
Preferred share dividends	(23)	(23)
Net income (loss) attributable to common shares	1,203	1,313
Net income (loss) per common share – basic	$1.16	$1.29
Net income (loss) attributable to common shares decreased by $110 million or $0.13 per common share for the three months ended March 31, 2024 compared to the same period in 2023. The following specific items were recognized in Net income (loss) attributable to common shares and were excluded from comparable earnings:
2024 results
•an after-tax unrealized foreign exchange gain of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a $15 million after-tax recovery on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•an after-tax expense of $26 million related to a non-recurring third-party settlement
•an after-tax charge of $13 million due to Liquids Pipelines business separation costs related to the spinoff Transaction
•an $8 million after-tax expense related to Focus Project costs.

TC Energy First Quarter 2024 | 7

2023 results
•a $72 million after-tax recovery on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•a $48 million after-tax charge as a result of the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022, which consists of a one-time, pre-tax charge of $57 million and accrued pre-tax carrying charges of $5 million
•an after-tax impairment charge of $29 million related to our equity investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP)
•preservation and other costs for Keystone XL pipeline project assets of $4 million after tax.
Net income in both periods included unrealized gains and losses on our proportionate share of Bruce Power's fair value adjustment on funds invested for post-retirement benefits and derivatives related to its risk management activities, as well as unrealized gains and losses from changes in our risk management activities, all of which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income (loss) attributable to common shares to comparable earnings is shown in the following table.

8 | TC Energy First Quarter 2024

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS

	three months ended March 31
(millions of $, except per share amounts)	2024	2023

Net income (loss) attributable to common shares	1,203	1,313
Specific items (net of tax):
Foreign exchange (gains) losses, net – intercompany loan	(55)	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(15)	(72)
Third-party settlement	26	—
Liquids Pipelines business separation costs	13	—
Focus Project costs	8	—
Keystone regulatory decisions	—	48
Coastal GasLink impairment charge	—	29
Keystone XL preservation and other	—	4
Bruce Power unrealized fair value adjustments	4	(6)
Risk management activities[1]	100	(83)
Comparable earnings	1,284	1,233
Net income (loss) per common share	$1.16	$1.29
Specific items (net of tax):
Foreign exchange (gains) losses, net – intercompany loan	(0.05)	—
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(0.02)	(0.07)
Third-party settlement	0.03	—
Liquids Pipelines business separation costs	0.01	—
Focus Project costs	0.01	—
Keystone regulatory decisions	—	0.05
Coastal GasLink impairment charge	—	0.03
Keystone XL preservation and other	—	—
Bruce Power unrealized fair value adjustments	—	(0.01)
Risk management activities	0.10	(0.08)
Comparable earnings per common share	$1.24	$1.21

1	Risk management activities	three months ended March 31
	(millions of $)	2024	2023
	U.S. Natural Gas Pipelines	(23)	49
	Liquids Pipelines	(1)	5
	Canadian Power	57	(8)
	U.S. Power	(4)	1
	Natural Gas Storage	(90)	(12)
	Foreign exchange	(71)	74
	Income tax attributable to risk management activities	32	(26)
	Total unrealized gains (losses) from risk management activities	(100)	83
TC Energy First Quarter 2024 | 9

COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings (losses) adjusted for the specific items described above and excludes charges for depreciation and amortization. For further information on our reconciliation of comparable EBITDA to segmented earnings (losses) refer to the financial results section for each business segment.

	three months ended March 31
(millions of $, except per share amounts)	2024	2023

Comparable EBITDA
Canadian Natural Gas Pipelines	846	740
U.S. Natural Gas Pipelines	1,306	1,267
Mexico Natural Gas Pipelines	214	172
Liquids Pipelines	407	317
Power and Energy Solutions	320	281
Corporate	(3)	(2)
Comparable EBITDA	3,090	2,775
Depreciation and amortization	(719)	(677)
Interest expense included in comparable earnings	(837)	(757)
Allowance for funds used during construction	157	131
Foreign exchange gains (losses), net included in comparable earnings	43	33
Interest income and other	77	42
Income tax (expense) recovery included in comparable earnings	(333)	(280)
Net (income) loss attributable to non-controlling interests	(171)	(11)
Preferred share dividends	(23)	(23)
Comparable earnings	1,284	1,233
Comparable earnings per common share	$1.24	$1.21
Comparable EBITDA – 2024 versus 2023
Comparable EBITDA increased by $315 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the net effect of the following:
•increased EBITDA in Canadian Natural Gas Pipelines mainly due to higher flow-through costs and increased rate-base earnings on the NGTL System and Foothills
•increased EBITDA from Liquids Pipelines primarily due to higher volumes on the Keystone Pipeline System
•increased Power and Energy Solutions EBITDA mainly attributable to higher realized Alberta natural gas storage spreads, decreased business development costs across the segment and higher contributions from Bruce Power, partially offset by lower realized power prices for Canadian Power
•increased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines primarily due to higher equity earnings from Sur de Texas as a result of lower income tax expense and the impact of peso-denominated financial exposure, as well as incremental earnings from the lateral section of the Villa de Reyes pipeline which was placed in service in third quarter 2023
•increased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines as a result of incremental earnings from projects placed in service, increased equity earnings and additional contracts sales, partially offset by lower realized margins related to our U.S. natural gas marketing business and lower commodity prices related to our mineral rights business.
Due to the flow-through treatment of certain costs including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.

10 | TC Energy First Quarter 2024

Comparable earnings – 2024 versus 2023
Comparable earnings increased by $51 million or $0.03 per common share for the three months ended March 31, 2024 compared to the same period in 2023 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher net income attributable to non-controlling interests primarily due to the sale of a 40 per cent non-controlling equity interest in Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) in fourth quarter 2023
•higher interest expense primarily due to long-term debt issuances, net of maturities, partially offset by reduced levels of short-term borrowings and higher capitalized interest
•increased income tax expense due to higher earnings, net of income attributable to non-controlling interests and lower foreign tax rate differentials, partially offset by the impact of our Mexico foreign exchange exposure
•higher depreciation and amortization reflecting expansion facilities and new projects placed in service and the acquisitions of the Fluvanna Wind Farm and Blue Cloud Wind Farm (Texas Wind Farms) in 2023
•higher interest income and other due to higher interest earned on short-term investments
•higher AFUDC primarily due to the Southeast Gateway pipeline project, partially offset by projects placed in service
•the impact of activities to manage our net exposure to foreign exchange rate fluctuation on U.S. dollar-denominated income and the revaluation of our peso-denominated net monetary liabilities to U.S. dollars, partially offset by derivatives used to manage our foreign exchange exposure to net liabilities in Mexico.
TC Energy First Quarter 2024 | 11

Outlook
Comparable EBITDA and comparable earnings
Our overall comparable EBITDA and comparable earnings per common share outlooks for 2024 remain consistent with our 2023 Annual Report. Our outlook does not take into consideration the impact of the spinoff Transaction as it is subject to TC Energy shareholder approval, court approval, other regulatory approvals and satisfaction of other customary closing conditions. The sale of our ownership interest in Portland Natural Gas Transmission System (PNGTS) does not have a material impact as certain assumptions related to our asset divestiture program were included in the outlook disclosed in our 2023 Annual Report.
We continue to monitor developments in energy markets, our construction projects, regulatory proceedings and progress on the remainder of our asset divestiture program for any potential impacts on our 2024 comparable EBITDA and comparable earnings per common share.
Consolidated capital expenditures
Our expected total capital expenditures for 2024 as outlined in our 2023 Annual Report remain materially unchanged.
12 | TC Energy First Quarter 2024

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models that are expected to generate significant growth in earnings and cash flows. In addition, many of these projects are expected to advance our goals to reduce our own carbon footprint, as well as that of our customers.
Our capital program consists of approximately $31 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in, or preparing to, commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the Secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our Liquids Pipelines business provide for the recovery of maintenance capital expenditures.
During the three months ended March 31, 2024, we placed approximately $0.6 billion of natural gas pipeline capacity projects into service along our extensive North American asset footprint. In addition, approximately $0.2 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.
In addition to our secured projects, we are pursuing a portfolio of quality projects in various stages of development across each of our business units as discussed in our 2023 Annual Report. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. While each business segment also has additional areas of focus for further ongoing business development activities and growth opportunities, new opportunities will be assessed within our capital allocation framework in order to fit within our annual capital expenditure parameters. As these projects advance and reach necessary milestones they will be included in the Secured projects table below. Refer to the Recent developments section for updates to our secured projects.
TC Energy First Quarter 2024 | 13

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to projects within entities that we own or partially own and fully consolidate, as well as our share of equity contributions to fund projects within our equity investments, primarily Coastal GasLink and Bruce Power.

	Expected in-service date	Estimated project cost	Project costs incurred at March 31, 2024
(billions of $)

Canadian Natural Gas Pipelines
NGTL System	2024	0.7	0.5
	2026+	0.7	0.1
Coastal GasLink[1]	2024	5.5	4.7
Regulated maintenance capital expenditures	2024-2026	2.3	0.1
U.S. Natural Gas Pipelines
Modernization and other[2]	2024-2026	US 1.7	US 0.9
Delivery market projects	2025	US 1.5	US 0.2
Heartland project	2027	US 0.9	—
Other capital	2024-2028	US 1.1	US 0.2
Regulated maintenance capital expenditures	2024-2026	US 2.2	US 0.1
Mexico Natural Gas Pipelines
Villa de Reyes – south section[3]	2024	US 0.4	US 0.3
Tula[4]	—	US 0.4	US 0.3
Southeast Gateway	2025	US 4.5	US 2.8
Liquids Pipelines
Recoverable maintenance capital expenditures	2024-2026	0.3	—
Power and Energy Solutions
Bruce Power – Unit 3 MCR	2026	1.1	0.6
Bruce Power – Unit 4 MCR	2028	0.9	0.2
Bruce Power – life extension[5]	2024-2027	1.8	0.8
Other
Non-recoverable maintenance capital expenditures[6]	2024-2026	0.4	—
		26.4	11.8
Foreign exchange impact on secured projects[7]		4.4	1.7
Total secured projects (Cdn$)		30.8	13.5
1    The estimated project cost noted above represents our share of anticipated partner equity contributions to the project. Mechanical completion was achieved in November 2023. Commercial in-service of the Coastal GasLink pipeline will occur after completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada. Refer to the Recent developments – Canadian Natural Gas Pipelines section for additional information.
2    Includes 100 per cent of the capital expenditures related to our modernization program on Columbia Gas, as well as certain large-scope maintenance projects across our U.S. natural gas pipelines footprint due to their discrete nature and timing for regulatory recovery.
3    We are working with the CFE on completing the remaining section of the Villa de Reyes pipeline, with an anticipated in-service date in the second half of 2024. Refer to the Recent developments – Mexico Natural Gas Pipelines section for additional information.
4    Estimated project cost as per contracts signed in 2022 as part of the TGNH strategic alliance between TC Energy and the CFE. We continue to evaluate the development and completion of the Tula pipeline, with the CFE, subject to a future FID and updated cost estimate. Refer to the Recent developments – Mexico Natural Gas Pipelines section for additional information.
5    Reflects amounts to be invested under the Asset Management program, other life extension projects and the incremental uprate initiative.
6    Includes non-recoverable maintenance capital expenditures from all segments and are primarily related to our Mexico, Power and Energy Solutions and other assets.
7    Reflects U.S./Canada foreign exchange rate of 1.35 at March 31, 2024.
14 | TC Energy First Quarter 2024

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2024	2023

NGTL System	601	522
Canadian Mainline	188	185
Other Canadian pipelines[1]	57	33
Comparable EBITDA	846	740
Depreciation and amortization	(345)	(316)
Comparable EBIT	501	424
Specific item:
Coastal GasLink impairment charge	—	(13)
Segmented earnings (losses)	501	411
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our proportionate share of income related to investments in TQM and Coastal GasLink, as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
For the three months ended March 31, 2024, Canadian Natural Gas Pipelines segmented earnings increased by $90 million compared to the same period in 2023. A pre-tax impairment charge of $13 million related to our equity investment in Coastal GasLink LP was recorded in first quarter 2023 and has been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to Note 6, Coastal GasLink, of our Condensed consolidated financial statements for additional information.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA, but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended March 31
(millions of $)	2024	2023

Net income
NGTL System	195	190
Canadian Mainline	55	54
Average investment base
NGTL System	19,444	18,580
Canadian Mainline	3,622	3,664
TC Energy First Quarter 2024 | 15

Net income for the NGTL System increased by $5 million for the three months ended March 31, 2024 compared to the same period in 2023 mainly due to a higher average investment base resulting from continued system expansions. The NGTL System is operating under the 2020-2024 Revenue Requirement Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System the opportunity to increase depreciation rates if tolls fall below specified levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers.
Net income for the Canadian Mainline for the three months ended March 31, 2024 was consistent with the same period in 2023. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $106 million for the three months ended March 31, 2024 compared to the same period in 2023 due to the net effect of:
•higher flow-through depreciation, income taxes and financial charges, as well as higher rate-base earnings on the NGTL System
•higher flow-through financial charges, income taxes and depreciation, as well as higher rate-base earnings on Foothills primarily due to the NGTL System/Foothills West Path Delivery Program completed during 2023.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $29 million for the three months ended March 31, 2024 compared to the same period in 2023, primarily reflecting incremental depreciation on the NGTL System from expansion facilities that were placed in service.
16 | TC Energy First Quarter 2024

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2024	2023

Columbia Gas[1]	438	395
ANR	189	192
Columbia Gulf[1]	62	59
Great Lakes	69	54
GTN	55	53
Portland[1]	27	29
Other U.S. pipelines[2]	128	156
Comparable EBITDA	968	938
Depreciation and amortization	(178)	(175)
Comparable EBIT	790	763
Foreign exchange impact	276	267
Comparable EBIT (Cdn$)	1,066	1,030
Specific item:
Risk management activities	(23)	49
Segmented earnings (losses) (Cdn$)	1,043	1,079
1Includes non-controlling interest. Refer to the Corporate section for additional information.
2Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), North Baja, Tuscarora, Bison, Crossroads and our share of equity income from Northern Border, Iroquois, Millennium and Hardy Storage, our U.S. natural gas marketing business, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
U.S. Natural Gas Pipelines segmented earnings decreased by $36 million for the three months ended March 31, 2024 compared to the same period in 2023 and includes unrealized gains and losses from changes in the fair value of derivatives related to our U.S. natural gas marketing business, which have been excluded from our calculation of comparable EBITDA and comparable EBIT.
Higher U.S. dollar-denominated segmented earnings for the three months ended March 31, 2024 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2023. Refer to the Foreign exchange section for additional information.
Earnings from our U.S. Natural Gas Pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged, as well as by the cost of providing services. Columbia Gas and ANR results are also affected by the contracting and pricing of their natural gas storage capacity and incidental commodity sales. Natural gas pipeline and storage volumes and revenues are generally higher in the winter months because of the seasonal nature of the business.
TC Energy First Quarter 2024 | 17

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$30 million for the three months ended March 31, 2024 compared to the same period in 2023 and was primarily due to the net effect of:
•incremental earnings from growth and modernization projects placed in service, as well as increased earnings from additional contract sales on Columbia Gas and Great Lakes
•increased equity earnings from Iroquois
•lower realized earnings related to our U.S. natural gas marketing business primarily due to lower margins
•decreased earnings from our mineral rights business due to lower commodity prices.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$3 million for the three months ended March 31, 2024 compared to the same period in 2023 due to new projects placed in service.
18 | TC Energy First Quarter 2024

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2024	2023

TGNH[1]	63	56
Topolobampo	39	40
Guadalajara	15	17
Mazatlán	16	15
Sur de Texas[2]	25	(2)
Comparable EBITDA	158	126
Depreciation and amortization	(17)	(16)
Comparable EBIT	141	110
Foreign exchange impact	50	40
Comparable EBIT (Cdn$)	191	150
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	21	104
Segmented earnings (losses) (Cdn$)	212	254
1TGNH includes the operating sections of the Tamazunchale, Villa de Reyes and Tula pipelines.
2Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings decreased by $42 million for the three months ended March 31, 2024 compared to the same period in 2023 and included a $21 million recovery for the three months ended March 31, 2024 (2023 – $104 million recovery) on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico, which has been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to Note 14, Risk management and financial instruments, of our Condensed consolidated financial statements for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$32 million for the three months ended     March 31, 2024 compared to the same period in 2023 due to the net effect of:
•higher equity earnings primarily due to lower income tax expense and foreign exchange impacts on the revaluation of peso-denominated liabilities as a result of a stronger Mexican peso. We use foreign exchange derivatives to manage this exposure, the impact of which is recognized in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Foreign exchange section for additional information
•higher earnings in TGNH primarily related to the lateral section of the Villa de Reyes pipeline which was placed in commercial service in third quarter 2023.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended March 31, 2024 compared to the same period in 2023.
TC Energy First Quarter 2024 | 19

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2024	2023

Keystone Pipeline System	391	302
Intra-Alberta pipelines[1]	17	18
Other	(1)	(3)
Comparable EBITDA	407	317
Depreciation and amortization	(85)	(84)
Comparable EBIT	322	233
Specific items:
Liquids Pipelines business separation costs	(5)	—
Keystone regulatory decisions	—	(57)
Keystone XL preservation and other	—	(5)
Risk management activities	(1)	5
Segmented earnings (losses)	316	176
Comparable EBITDA denominated as follows:
Canadian dollars	100	91
U.S. dollars	227	167
Foreign exchange impact	80	59
Comparable EBITDA	407	317
1Intra-Alberta pipelines include Grand Rapids and White Spruce.
Liquids Pipelines segmented earnings increased by $140 million for the three months ended March 31, 2024 compared to the same period in 2023 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax charge of $5 million for the three months ended March 31, 2024 (2023 – nil) incurred due to Liquids Pipelines business separation costs related to the spinoff Transaction. Refer to the Recent developments – Liquids Pipelines section for additional information
•a $57 million pre-tax charge recorded in first quarter 2023 as a result of the FERC Administrative Law Judge initial decision issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022
•pre-tax preservation and other costs of $5 million for the three months ended March 31, 2023 related to the preservation and storage of the Keystone XL pipeline project assets
•unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business.
Higher U.S. dollar-denominated segmented earnings for the three months ended March 31, 2024 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2023. Refer to the Foreign exchange section for additional information.
Comparable EBITDA for Liquids Pipelines increased by $90 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the effect of:
•higher uncontracted volumes and rates on the Keystone Pipeline System
•higher contracted volumes on the U.S. Gulf Coast section of the Keystone Pipeline System.

20 | TC Energy First Quarter 2024

DEPRECIATION AND AMORTIZATION
Depreciation and amortization was consistent for the three months ended March 31, 2024 compared to the same period in 2023.
TC Energy First Quarter 2024 | 21

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2024	2023

Bruce Power[1]	181	175
Canadian Power	81	102
Natural Gas Storage and other[2]	58	4
Comparable EBITDA	320	281
Depreciation and amortization	(26)	(18)
Comparable EBIT	294	263
Specific items:
Bruce Power unrealized fair value adjustments	(5)	8
Risk management activities	(37)	(19)
Segmented earnings (losses)	252	252
1Represents our share of equity income from Bruce Power.
2Includes non-controlling interest in the Texas Wind Farms, which comprises Class A Membership Interests. Refer to the Corporate section for additional information.
Power and Energy Solutions segmented earnings for the three months ended March 31, 2024 was consistent with the same period in 2023 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions increased by $39 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the net effect of:
•increased Natural Gas Storage and other results due to higher realized Alberta natural gas storage spreads and decreased business development costs across the segment
•higher contributions from Bruce Power primarily due to a higher contract price and increased generation, along with realized gains on funds invested for post-retirement benefits and risk management activities, partially offset by increased outage costs and operating expenses. Refer to the Bruce Power section for additional information
•decreased Canadian Power financial results primarily from lower realized power prices, partially offset by lower natural gas fuel costs.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $8 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the acquisition of the Texas Wind Farms in the first half of 2023.
22 | TC Energy First Quarter 2024

BRUCE POWER
The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended March 31
(millions of $, unless otherwise noted)	2024	2023

Items included in comparable EBITDA and comparable EBIT are comprised of:
Revenues[1]	525	506
Operating expenses	(253)	(236)
Depreciation and other	(91)	(95)
Comparable EBITDA and comparable EBIT[2]	181	175
Bruce Power – other information
Plant availability[3,4]	92%	95%
Planned outage days[4]	44	—
Unplanned outage days	6	25
Sales volumes (GWh)[5]	5,541	5,400
Realized power price per MWh[6]	$94	$93
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO, if applicable.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes MCR outage days.
5Sales volumes include deemed generation, if applicable.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
A planned outage on Unit 1 commenced in first quarter 2024 and was completed on April 5, 2024. Planned maintenance on Units 5 to 8 began in April 2024 with an expected completion in May 2024 for Units 5, 6 and 8 and June 2024 for Unit 7.
TC Energy First Quarter 2024 | 23

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2024	2023

Comparable EBITDA and comparable EBIT	(3)	(2)
Specific items:
Third-party settlement	(34)	—
Liquids Pipelines business separation costs	(11)	—
Focus Project costs	(10)	—
Segmented earnings (losses)	(58)	(2)
Corporate segmented losses increased by $56 million for the three months ended March 31, 2024 compared to the same period in 2023. Corporate segmented earnings (losses) included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax expense of $34 million (US$25 million) in first quarter 2024 related to a non-recurring third-party settlement
•a pre-tax charge of $11 million for the three months ended March 31, 2024 due to Liquids Pipelines business separation costs related to the spinoff Transaction. Refer to the Recent developments – Liquids Pipelines section for additional information
•a pre-tax charge of $10 million for the three months ended March 31, 2024 related to Focus Project costs. Refer to the Recent developments – Corporate section for additional information.
Comparable EBITDA and comparable EBIT for Corporate was consistent for the three months ended March 31, 2024 compared to the same period in 2023.
INTEREST EXPENSE

	three months ended March 31
(millions of $)	2024	2023

Interest expense on long-term debt and junior subordinated notes
Canadian dollar-denominated	(225)	(210)
U.S. dollar-denominated	(474)	(364)
Foreign exchange impact	(166)	(128)
	(865)	(702)
Other interest and amortization expense	(40)	(85)
Capitalized interest	68	30
Interest expense included in comparable earnings	(837)	(757)
Specific item:
Keystone regulatory decisions	—	(5)
Interest expense	(837)	(762)
Interest expense increased by $75 million for the three months ended March 31, 2024 compared to the same period in 2023 and included accrued carrying charges of $5 million for the three months ended March 31, 2023 as a result of a pre-tax charge related to the FERC Administrative Law Judge initial decision on Keystone, which has been removed from our calculation of Interest expense included in comparable earnings.
24 | TC Energy First Quarter 2024

Interest expense included in comparable earnings increased by $80 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the net effect of:
•long-term debt issuances, net of maturities. Refer to the Financial Condition section for additional information
•reduced levels of short-term borrowings
•higher capitalized interest, largely due to funding related to our investment in Coastal GasLink LP.
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended March 31
(millions of $)	2024	2023

Canadian dollar-denominated	9	33
U.S. dollar-denominated	110	72
Foreign exchange impact	38	26
Allowance for funds used during construction	157	131
AFUDC increased by $26 million for the three months ended March 31, 2024 compared to the same period in 2023. The decrease in Canadian dollar-denominated AFUDC is primarily related to NGTL System expansion projects placed in service during 2023. The increase in U.S. dollar-denominated AFUDC is mainly the result of capital expenditures on the Southeast Gateway pipeline project, partially offset by the suspension of AFUDC on the assets under construction for the Tula pipeline project due to the delay of an FID.
FOREIGN EXCHANGE GAINS (LOSSES), NET

	three months ended March 31
(millions of $)	2024	2023

Foreign exchange gains (losses), net included in comparable earnings	43	33
Specific items:
Foreign exchange gains (losses), net – intercompany loan	55	—
Risk management activities	(71)	74
Foreign exchange gains (losses), net	27	107
Foreign exchange gains decreased by $80 million for the three months ended March 31, 2024 compared to the same period in 2023. The following specific items have been removed from our calculation of Foreign exchange gains (losses), net included in comparable earnings:
•unrealized foreign exchange gains on the peso-denominated intercompany loan between TCPL and TGNH
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk. Refer to the Financial risks and financial instruments section for additional information.
Foreign exchange gains included in comparable earnings increased by $10 million for the three months ended March 31, 2024 compared to the same period in 2023. The changes were primarily due to the net effect of:
•net realized gains in first quarter 2024 compared to net realized losses for the same period in 2023 on derivatives used to manage our net exposure to foreign exchange rate fluctuation on U.S. dollar‑denominated income
•lower foreign exchange losses on the revaluation of our peso-denominated net monetary liabilities to U.S. dollars
•lower realized gains on derivatives used to manage our foreign exchange exposure to net liabilities in Mexico.
TC Energy First Quarter 2024 | 25

INTEREST INCOME AND OTHER

	three months ended March 31
(millions of $)	2024	2023

Interest income and other	77	42
Interest income and other increased by $35 million for the three months ended March 31, 2024 compared to the same period in 2023, due to higher interest earned on short-term investments and the change in fair value of other restricted investments.
INCOME TAX (EXPENSE) RECOVERY

	three months ended March 31
(millions of $)	2024	2023

Income tax (expense) recovery included in comparable earnings	(333)	(280)
Specific items:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(6)	(32)
Third-party settlement	8	—
Liquids Pipelines business separation costs	3	—
Focus Project costs	2	—
Keystone regulatory decisions	—	14
Coastal GasLink impairment charge	—	(16)
Keystone XL preservation and other	—	1
Bruce Power unrealized fair value adjustments	1	(2)
Risk management activities	32	(26)
Income tax (expense) recovery	(293)	(341)
Income tax expense decreased by $48 million for the three months ended March 31, 2024 compared to the same period in 2023. The income tax impacts on specified items referenced throughout the MD&A have been removed from our calculation of Income tax expense included in comparable earnings.
Income tax expense included in comparable earnings increased by $53 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to higher earnings, net of income attributable to non-controlling interests, and lower foreign tax rate differentials, partially offset by the impact of our Mexico foreign exchange exposure.
26 | TC Energy First Quarter 2024

NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	Non-Controlling Interests Ownership at March 31, 2024		three months ended March 31
(millions of $)			2024	2023

Columbia Gas and Columbia Gulf	40.0%		(161)	—
Portland Natural Gas Transmission System	38.3%		(12)	(11)
Texas Wind Farms	100.0%	1	2	—
Net (income) loss attributable to non-controlling interests			(171)	(11)
1    The Texas Wind Farms have tax equity investors that own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated.
Net income attributable to non-controlling interests increased by $160 million for the three months ended March 31, 2024 compared to the same period in 2023 due to the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners on October 4, 2023.
PREFERRED SHARE DIVIDENDS

	three months ended March 31
(millions of $)	2024	2023

Preferred share dividends	(23)	(23)
Preferred share dividends for the three months ended March 31, 2024 were consistent with the same period in 2023.
TC Energy First Quarter 2024 | 27

Foreign exchange
FOREIGN EXCHANGE RELATED TO U.S. DOLLAR-DENOMINATED OPERATIONS
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. A portion of the remaining exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three months ended March 31, 2024 after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, which include our U.S. and Mexico Natural Gas Pipelines operations, along with the majority of our Liquids Pipelines business.
PRE-TAX U.S. DOLLAR-DENOMINATED INCOME AND EXPENSE ITEMS

	three months ended March 31
(millions of US$)	2024	2023

Comparable EBITDA
U.S. Natural Gas Pipelines	968	938
Mexico Natural Gas Pipelines	158	126
Liquids Pipelines	227	167
	1,353	1,231
Depreciation and amortization	(245)	(240)
Interest expense on long-term debt and junior subordinated notes	(474)	(364)
Allowance for funds used during construction	110	72
Non-controlling interests and other	(126)	(31)
	618	668
Average exchange rate - U.S. to Canadian dollars	1.35	1.35
FOREIGN EXCHANGE RELATED TO MEXICO NATURAL GAS PIPELINES
Changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings as a portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while our financial results are denominated in U.S. dollars for our Mexico operations. These peso-denominated balances are revalued to U.S. dollars, creating foreign exchange gains and losses that are included in Income (loss) from equity investments and Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. This exposure increases as our U.S. dollar‑denominated net monetary liabilities grow.
The above exposures are managed using foreign exchange derivatives, although some unhedged exposure remains. The impacts of the foreign exchange derivatives are recorded in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Financial risks and financial instruments section for additional information.
28 | TC Energy First Quarter 2024

The period end exchange rates for one U.S. dollar to Mexican pesos were as follows:

March 31, 2024	16.63
March 31, 2023	18.04

December 31, 2023	16.91
December 31, 2022	19.50
A summary of the impacts of transactional foreign exchange gains and losses from changes in the value of the Mexican peso against the U.S. dollar and associated derivatives is set out in the table below:

	three months ended March 31
(millions of $)	2024	2023

Comparable EBITDA - Mexico Natural Gas Pipelines[1]	(10)	(45)
Foreign exchange gains (losses), net included in comparable earnings	44	73
Income tax (expense) recovery included in comparable earnings	(22)	(51)
	12	(23)
1Includes the foreign exchange impacts from the Sur de Texas joint venture recorded in Income from equity investments in the Condensed consolidated statement of income.
TC Energy First Quarter 2024 | 29

Recent developments
CANADIAN NATURAL GAS PIPELINES
Coastal GasLink
Post-construction reclamation activities are underway and are expected to continue through 2024. The project remains on track with its cost estimate of approximately $14.5 billion. Commercial in-service of the Coastal GasLink pipeline will occur after completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada.
Coastal GasLink LP continues to pursue cost recovery, including certain arbitration proceedings which involve claims by, and the defense of certain claims against, Coastal GasLink LP. These claims have not yet been conclusively determined, but our expectation is that these proceedings are likely to result in cost recoveries. Refer to Note 15, Commitments, contingencies and guarantees, of our Condensed consolidated financial statements for additional information.
NGTL System
2023 NGTL System Intra-Basin Expansion
The NGTL System Intra-Basin Expansion consists of new pipeline and compressor stations and is underpinned by new firm-service contracts with 15-year terms. In April 2024, all assets were placed in service, with a capital cost for the expansion of approximately $0.5 billion.
U.S. NATURAL GAS PIPELINES
Portland Natural Gas Transmission System
On March 4, 2024, we announced that TC Energy and its partner Northern New England Investment Company, Inc., a subsidiary of Énergir L.P. (Énergir), entered into a purchase and sale agreement to sell PNGTS to BlackRock, through a fund managed by its Diversified Infrastructure business, and investment funds managed by Morgan Stanley Infrastructure Partners (the Purchaser), for expected proceeds of approximately $1.5 billion (US$1.1 billion). In addition, the Purchaser will assume US$250 million of Senior Notes outstanding at PNGTS. The transaction is expected to close in the second half of 2024 subject to regulatory approvals and customary closing conditions. Refer to Note 8, Assets held for sale, of our Condensed consolidated financial statements for additional information.
Gillis Access Project
In March 2024, the Gillis Access project, a 68 km (42 mile) greenfield pipeline system that connects gas production sourced from the Gillis hub to downstream markets in southeast Louisiana, was placed in service. The capital cost of this project was approximately US$0.3 billion.

30 | TC Energy First Quarter 2024

MEXICO NATURAL GAS PIPELINES
TGNH Strategic Alliance with the CFE
In 2022, we announced a strategic alliance with Mexico’s state-owned electric utility, the CFE, and we reached an FID to develop and construct the Southeast Gateway pipeline, a 1.3 Bcf/d, 715 km (444 mile) offshore natural gas pipeline to serve the southeast region of Mexico with an expected in-service by mid-2025 and an estimated project cost of US$4.5 billion.
The south section of the Villa de Reyes pipeline is targeted for an in-service date in the second half of 2024, subject to successful resolution of stakeholder issues. Additionally, we continue to evaluate the development and completion of the Tula pipeline with the CFE, which is subject to a future FID. Due to the delay of an FID, recording AFUDC on the assets under construction for the Tula pipeline project has been suspended.
The strategic alliance provides the CFE with the ability to hold an equity interest in TGNH, which is conditional upon the CFE contributing capital, acquiring land and supporting permitting on the TGNH projects, subject to regulatory approvals from Mexico's Federal Economic Competition Commission (COFECE) and the CRE. Regulatory approvals from COFECE and the CRE were received in December 2023 and March 2024, respectively. TGNH and the CFE anticipate that the CFE will invest in TGNH in second quarter 2024.
LIQUIDS PIPELINES
Spinoff of Liquids Pipelines Business
In 2023, we announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of our Liquids Pipelines business into its own entity named South Bow Corporation (South Bow). The Canadian and U.S. tax rulings have been received and subject to receipt of the remaining approvals and conditions of the spinoff Transaction, we expect that the effective date will occur between late third quarter and mid fourth quarter 2024.
Under the spinoff Transaction, common shareholders of TC Energy as of the record date established for the spinoff Transaction will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share.
For the three months ended March 31, 2024, we have incurred pre-tax Liquids Pipelines business separation costs related to the spinoff Transaction of $16 million ($13 million after tax), of which $5 million and $11 million were included in the results of our Liquids Pipelines business and Corporate segments, respectively, and have been excluded from comparable measures.
CORPORATE
Appointment of Executive Vice-President and CFO
On April 3, 2024, we announced that the Board of Directors has appointed Sean O’Donnell, currently Senior Vice-President, Capital Markets and Corporate Planning, to succeed Joel Hunter as Executive Vice-President and Chief Financial Officer effective May 15, 2024. Mr. Hunter will remain with TC Energy until July 1, 2024, to support our 2024 strategic priorities, including the intended spinoff of South Bow, while working closely with Mr. O’Donnell to ensure a smooth transition.
2016 Columbia Pipeline Acquisition Lawsuit
In June 2023, the Delaware Chancery Court (the Court) issued its decision in the class action lawsuit commenced by former shareholders of Columbia Pipeline Group Inc. (CPG) related to the acquisition of CPG by TC Energy in 2016. The Court found that the former CPG executives breached their fiduciary duties, that the former CPG Board breached its duty of care in overseeing the sale process and that TC Energy aided and abetted those breaches. The Court awarded US$1 per share in damages to the plaintiffs, and total damages are presently estimated at US$400 million plus statutory interest. Post-trial briefing and argument has concluded and a decision from the Court allocating liability as between TC Energy and the former CPG executives is expected sometime in the first half of 2024. Management expects to proceed with an appeal following the Court’s determination of total damages and TC Energy’s allocated share.
TC Energy First Quarter 2024 | 31

Focus Project
In late 2022, we launched the Focus Project to identify opportunities to improve safety, productivity and cost-effectiveness. To date, we have identified a broad set of opportunities expected to further enhance safety, as well as improve operational and financial performance over the long term.
Certain initiatives have been implemented and we expect to continue designing and implementing additional initiatives beyond 2024, with benefits in the form of enhanced productivity and cost-effectiveness expected to be realized in the future.
For the three months ended March 31, 2024 we have incurred pre-tax costs of $22 million for the Focus Project primarily related to severance costs, of which $10 million was recorded in Plant operating costs and other in the Condensed consolidated statement of income and was removed from comparable amounts. An additional $10 million was recorded in Plant operating costs and other for the three months ended March 31, 2024 with offsetting revenues related to costs recoverable through regulatory and commercial tolling structures, the net effect of which had no impact on net income and $2 million was allocated to capital projects.
Asset Divestiture Program
On March 4, 2024, we announced the sale of our ownership interest in PNGTS, contributing to our deleveraging goal. The sale is expected to close in the second half of 2024. We continue to evaluate incremental capital rotation opportunities to further strengthen our financial position.
32 | TC Energy First Quarter 2024

Financial condition
We strive to maintain financial strength and flexibility in all parts of the economic cycle. We rely on our operating cash flows to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets and engage in portfolio management activities to meet our financing needs and to manage our capital structure and credit ratings.
We believe that we have the financial capacity to fund our existing capital program through predictable cash flows from operations, access to capital markets, portfolio management activities, joint ventures, asset-level financing, cash on hand and substantial committed credit facilities. Annually, in the fourth quarter, we renew and extend our credit facilities as required.
At March 31, 2024, our current assets totaled $11.9 billion and current liabilities amounted to $12.7 billion, leaving us with a working capital deficit of $0.8 billion compared to $0.4 billion at December 31, 2023. Our working capital deficiency is considered to be in the normal course of business and is managed through:
•our ability to generate predictable cash flows from operations
•a total of $9.8 billion of TCPL committed revolving credit facilities, of which $9.4 billion of short-term borrowing capacity remains available, net of $0.4 billion backstopping outstanding commercial paper balances, and arrangements for a further $2.0 billion of demand credit facilities, of which $1.0 billion remains available as of March 31, 2024
•additional $1.5 billion of committed revolving credit facilities at certain of our subsidiaries and affiliates, which is undrawn as of March 31, 2024
•access to capital markets, including through securities issuances, incremental credit facilities, portfolio management activities and DRP, if deemed appropriate.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended March 31
(millions of $)	2024	2023

Net cash provided by operations	2,042	2,074
Increase (decrease) in operating working capital	344	(60)
Funds generated from operations	2,386	2,014
Specific items:
Third-party settlement, net of current income tax	26	—
Liquids Pipelines business separation costs, net of current income tax	15	—
Focus Project costs, net of current income tax	9	—
Keystone regulatory decisions, net of current income tax	—	48
Keystone XL preservation and other, net of current income tax	—	4
Comparable funds generated from operations	2,436	2,066
Net cash provided by operations
Net cash provided by operations decreased by $32 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to the timing of working capital changes, partially offset by higher funds generated from operations.
Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes, as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $370 million for the three months ended March 31, 2024 compared to the same period in 2023 primarily due to increased comparable EBITDA and receipt of a $200 million distribution from Coastal GasLink LP related to an incentive payment that TC Energy accrued in December 2023, partially offset by higher interest expense.
TC Energy First Quarter 2024 | 33

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES

	three months ended March 31
(millions of $)	2024	2023

Capital spending
Capital expenditures	(1,579)	(1,885)
Capital projects in development	(20)	(78)
Contributions to equity investments	(298)	(1,070)
	(1,897)	(3,033)
Loans to affiliate (issued) repaid, net	—	250
Acquisitions, net of cash acquired	—	(138)
Other distributions from equity investments	30	16
Keystone XL contractual recoveries	2	—
Deferred amounts and other	10	129
Net cash (used in) provided by investing activities	(1,855)	(2,776)
Capital expenditures in 2024 were incurred primarily for the development of the Southeast Gateway pipeline and the NGTL System expansion programs, Columbia Gas and ANR projects, as well as maintenance capital expenditures. Lower capital expenditures in 2024 compared to 2023 reflect reduced spending on expansion of the NGTL System, Gillis Access and Columbia Gas projects, partially offset by increased spending on development of the Southeast Gateway pipeline.
Contributions to equity investments decreased in 2024 compared to 2023 mainly due to lower contributions to Coastal GasLink LP, as well as reduced draws on the subordinated loan by Coastal GasLink LP which are accounted for as     in-substance equity contributions.
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES

	three months ended March 31
(millions of $)	2024	2023

Notes payable issued (repaid), net	377	(2,225)
Long-term debt issued, net of issue costs	662	7,011
Long-term debt repaid	(404)	(110)
Disposition of equity interest, net of transaction costs	(38)	—
Dividends and distributions paid	(1,271)	(735)
Common shares issued, net of issue costs	—	3
Net cash (used in) provided by financing activities	(674)	3,944
34 | TC Energy First Quarter 2024

Long-term debt issued
The following table outlines significant long-term debt issuances in the three months ended March 31, 2024:

(millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

Columbia Pipelines Holding Company LLC
	January 2024	Senior Unsecured Notes	January 2034	US 500	5.68%
Long-term debt repaid/retired
The following table outlines significant long-term debt repaid in the three months ended March 31, 2024:

(millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

ANR Pipeline Company
	February 2024	Senior Unsecured Notes	US 125	7.38%
Nova Gas Transmission Ltd.
	March 2024	Debentures	100	9.90%
TC Energía Mexicana, S. de R.L. de C.V.
	Various	Senior Unsecured Revolving Credit Facility	US 80	Floating
DIVIDENDS
On May 2, 2024, we declared quarterly dividends on our common shares of $0.96 per share payable on July 31, 2024 to shareholders of record at the close of business on June 28, 2024.
SHARE INFORMATION
At April 29, 2024, we had approximately 1.0 billion issued and outstanding common shares and approximately 7 million outstanding options to buy common shares, of which 5 million were exercisable.
Shareholders of the Series 7 preferred shares had the option to convert to Series 8 preferred shares by providing notice on or before April 15, 2024. As the total number of Series 7 preferred shares tendered for conversion did not meet the established threshold, no Series 7 preferred shares were subsequently converted into Series 8 preferred shares.
CREDIT FACILITIES
At April 29, 2024, we had a total of $9.8 billion of TCPL committed revolving credit facilities, of which $8.6 billion of short-term borrowing capacity remains available, net of $1.2 billion backstopping outstanding commercial paper balances. We also have arrangements in place for a further $2.0 billion of demand credit facilities, of which $1.0 billion remains available.
CONTRACTUAL OBLIGATIONS
Capital expenditure commitments at March 31, 2024 have decreased by approximately $0.3 billion from those reported at December 31, 2023, reflecting normal course fulfillment of construction contracts.
There were no material changes to our contractual obligations in first quarter 2024 or to payments due in the next five years or thereafter. Refer to our 2023 Annual Report for additional information about our contractual obligations.
TC Energy First Quarter 2024 | 35

Financial risks and financial instruments
We are exposed to various financial risks and have strategies, policies and limits in place to manage the impact of these risks on our earnings, cash flows and, ultimately, shareholder value.
Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
Refer to our 2023 Annual Report for additional information about the risks we face in our business which have not changed materially since December 31, 2023, other than as noted within this MD&A.
INTEREST RATE RISK
We utilize both short- and long-term debt to finance our operations which exposes us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on short-term debt including our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt bears interest at floating rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We actively manage our interest rate risk using interest rate derivatives.
FOREIGN EXCHANGE RISK
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings.
A portion of our Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while our Mexico operations' financial results are denominated in U.S. dollars. Therefore, changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings. In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar-denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income (loss) from equity investments and Income tax expense (recovery) in the Condensed consolidated statement of income.
We actively manage a portion of our foreign exchange risk using foreign exchange derivatives. We hedge a portion of our net investment in foreign operations (on an after-tax basis) with U.S. dollar‑denominated debt, cross‑currency interest rate swaps and foreign exchange options, as appropriate.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in a number of areas including:
•cash and cash equivalents
•accounts receivable and certain contractual recoveries
•available-for-sale assets
•fair value of derivative assets
•net investment in leases and certain contract assets in Mexico.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of our customers. While the majority of our credit exposure is to large creditworthy entities, we maintain close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to our 2023 Annual Report for more information about the factors that mitigate our counterparty credit risk exposure.
36 | TC Energy First Quarter 2024

We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2024, we had no significant credit risk concentrations and no significant amounts past due or impaired. We recorded a $21 million pre-tax recovery on the expected credit loss provision on the TGNH net investment in leases and certain contract assets in Mexico for the three months ended March 31, 2024 (2023 – $104 million pre-tax recovery). Refer to Note 14, Risk management and financial instruments, of our Condensed consolidated financial statements for additional information.
We have significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. Our portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continuously forecasting our cash flows and ensuring we have adequate cash balances, cash flows from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions.
RELATED PARTY TRANSACTIONS
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Coastal GasLink LP
We hold a 35 per cent equity interest in Coastal GasLink LP and have been contracted to develop, construct and operate the Coastal GasLink pipeline.
TC Energy Subordinated Loan Agreement
TC Energy has a subordinated loan agreement with Coastal GasLink LP under which draws by Coastal GasLink LP will fund the remaining $0.8 billion (December 31, 2023 – $0.9 billion) equity requirement related to the estimated capital cost to complete the Coastal GasLink pipeline. At March 31, 2024, the total capacity committed by TC Energy and Coastal GasLink LP under this subordinated loan agreement was $3.4 billion.
Any amounts outstanding on this loan will be repaid by Coastal GasLink LP to TC Energy, once final project costs are known, which will be determined after the pipeline is placed in service. Coastal GasLink LP partners, including TC Energy, will contribute equity to Coastal GasLink LP to ultimately fund Coastal GasLink LP’s repayment of this subordinated loan to TC Energy. We expect that, in accordance with contractual terms, these additional equity contributions will be predominantly funded by TC Energy but will not result in a change to our 35 per cent ownership. The total amount drawn on this loan at March 31, 2024 was $2,570 million (December 31, 2023 – $2,520 million). The carrying value of this loan was $550 million at March 31, 2024 (December 31, 2023 – $500 million) due to the impairment charges recognized to date.
Subordinated Demand Revolving Credit Facility
We have a subordinated demand revolving credit facility with Coastal GasLink LP to provide additional short-term liquidity and funding flexibility to the project. The facility bears interest at a floating market-based rate and has a capacity of $100 million with an outstanding balance of nil at March 31, 2024 (December 31, 2023 – nil).
TC Energy First Quarter 2024 | 37

FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. Derivative instruments, including those that qualify and are designated for hedge accounting treatment, are recorded at fair value.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk and are classified as held-for-trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are expected to be refunded or recovered through the tolls charged by us. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the ratepayers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet presentation of the fair value of derivative instruments were as follows:

(millions of $)	March 31, 2024	December 31, 2023

Other current assets	1,342	1,285
Other long-term assets	128	155
Accounts payable and other	(1,336)	(1,143)
Other long-term liabilities	(126)	(106)
	8	191
38 | TC Energy First Quarter 2024

Unrealized and realized gains (losses) on derivative instruments
The following summary does not include hedges of our net investment in foreign operations.

	three months ended March 31
(millions of $)	2024	2023

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period
Commodities	(29)	58
Foreign exchange	(71)	74
Realized gains (losses) in the period
Commodities	202	188
Foreign exchange	51	57
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the period
Commodities	3	11
Interest rate	(13)	(6)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains (losses) on foreign exchange held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
For further details on our non-derivative and derivative financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 14, Risk management and financial instruments, of our Condensed consolidated financial statements.
TC Energy First Quarter 2024 | 39

Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2024, as required by the Canadian securities regulatory authorities and by the SEC and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in first quarter 2024 that had or are likely to have a material impact on our internal controls over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. In addition to the items discussed below, refer to our 2023 Annual Report for a listing of critical accounting estimates.
Impairment of goodwill
Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate it might be impaired. We can initially make this assessment based on qualitative factors. If we conclude that it is not more likely than not that the fair value of the reporting unit is greater than its carrying value, we will then perform a quantitative goodwill impairment test.
In the determination of the fair value utilized in the quantitative goodwill impairment test performed in 2023 for the Columbia reporting unit, we performed a discounted cash flow analysis using projections of future cash flows and applied a risk-adjusted discount rate and terminal value multiple which involved significant estimates and judgments. It was determined that the fair value of the Columbia reporting unit exceeded its carrying value, including goodwill. Although goodwill was not impaired, the estimated fair value in excess of the carrying value was less than 10 per cent. There is a risk that reductions in future cash flow forecasts and adverse changes in other key assumptions could result in a future impairment of a portion of the goodwill balance relating to Columbia.
Accounting changes
Our significant accounting policies have remained unchanged since December 31, 2023 other than as described in Note 2, Accounting changes, of our Condensed consolidated financial statements. A summary of our significant accounting policies is included in our 2023 Annual Report.
40 | TC Energy First Quarter 2024

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2024	2023				2022
(millions of $, except per share amounts)	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	4,243	4,236	3,940	3,830	3,928	4,041	3,799	3,637
Net income (loss) attributable to common shares	1,203	1,463	(197)	250	1,313	(1,447)	841	889
Comparable earnings	1,284	1,403	1,035	981	1,233	1,129	1,068	979
Per share statistics:
Net income (loss) per common share – basic	$1.16	$1.41	($0.19)	$0.24	$1.29	($1.42)	$0.84	$0.90
Comparable earnings per common share	$1.24	$1.35	$1.00	$0.96	$1.21	$1.11	$1.07	$1.00
Dividends declared per common share	$0.96	$0.93	$0.93	$0.93	$0.93	$0.90	$0.90	$0.90
FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments. In addition to the factors below, our revenues and segmented earnings (losses) are impacted by fluctuations in foreign exchange rates, mainly related to our U.S. dollar-denominated operations and our peso-denominated exposure. Refer to the Foreign exchange section for additional information.
In our Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines segments, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and segmented earnings (losses) generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:
•regulatory decisions
•negotiated settlements with customers
•newly constructed assets being placed in service
•acquisitions and divestitures
•natural gas marketing activities and commodity prices
•developments outside of the normal course of operations
•certain fair value adjustments
•provisions for expected credit losses on net investment in leases and certain contract assets in Mexico.
In Liquids Pipelines, quarter-over-quarter revenues and segmented earnings (losses) are affected by:
•regulatory decisions
•newly constructed assets being placed in service
•acquisitions and divestitures
•demand for uncontracted transportation services
•liquids marketing activities and commodity prices
•developments outside of the normal course of operations
•certain fair value adjustments.
TC Energy First Quarter 2024 | 41

In Power and Energy Solutions, quarter-over-quarter revenues and segmented earnings (losses) are affected by:
•weather
•customer demand
•newly constructed assets being placed in service
•acquisitions and divestitures
•market prices for natural gas and power
•capacity prices and payments
•power marketing and trading activities
•planned and unplanned plant outages
•developments outside of the normal course of operations
•certain fair value adjustments.
FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. We also exclude from comparable measures our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power's funds invested for post-retirement benefits and derivatives related to its risk management activities. These changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
In first quarter 2024, comparable earnings also excluded:
•an after-tax unrealized foreign exchange gain of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a $15 million after-tax recovery on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•an after-tax expense of $26 million related to a non-recurring third-party settlement
•an after-tax charge of $13 million due to Liquids Pipelines business separation costs related to the spinoff Transaction
•an $8 million after-tax expense related to Focus Project costs.
In fourth quarter 2023, comparable earnings also excluded:
•a $74 million income tax recovery related to a revised assessment of the valuation allowance and non-taxable capital losses on our equity investment in Coastal GasLink LP
•an $18 million after-tax recovery related to the net impact of a U.S. minimum tax recovery on the 2021 Keystone XL asset impairment charge and other and a gain on the sale of Keystone XL project assets, partially offset by adjustments to the estimate for contractual and legal obligations related to termination activities
•an after-tax unrealized foreign exchange loss of $55 million on the peso-denominated intercompany loan between TCPL and TGNH
•a $25 million after-tax loss on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•an after-tax charge of $23 million due to Liquids Pipelines business separation costs related to the spinoff Transaction
•a $9 million after-tax expense related to Focus Project costs
42 | TC Energy First Quarter 2024

•carrying charges of $4 million after tax as a result of a charge related to the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022
•preservation and other costs for Keystone XL pipeline project assets of $4 million after tax.
In third quarter 2023, comparable earnings also excluded:
•an after-tax impairment charge of $1,179 million related to our equity investment in Coastal GasLink LP
•a $14 million after-tax expense related to Focus Project costs
•an after-tax charge of $11 million due to Liquids Pipelines business separation costs related to the spinoff Transaction
•preservation and other costs for Keystone XL pipeline project assets of $2 million after tax
•an after-tax net unrealized foreign exchange gain of $20 million on the peso-denominated intercompany loan between TCPL and TGNH.
In second quarter 2023, comparable earnings also excluded:
•an after-tax impairment charge of $809 million related to our equity investment in Coastal GasLink LP
•a $36 million after-tax accrued insurance expense related to the Milepost 14 incident
•a $25 million after-tax expense related to Focus Project costs
•an after-tax net unrealized foreign exchange loss of $9 million on the peso-denominated intercompany loan between TCPL and TGNH
•preservation and other costs for Keystone XL pipeline project assets of $4 million after tax
•an $8 million after-tax recovery on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico.
In first quarter 2023, comparable earnings also excluded:
•a $72 million after-tax recovery on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•$48 million after-tax charge as a result of the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022 which consists of a one-time pre-tax charge of $57 million and accrued pre-tax carrying charges of $5 million
•an after-tax impairment charge of $29 million related to our equity investment in Coastal GasLink LP
•preservation and other costs for Keystone XL pipeline project assets of $4 million after tax.
In fourth quarter 2022, comparable earnings also excluded:
•an after-tax impairment charge of $2.6 billion related to our equity investment in Coastal GasLink LP
•a $64 million after-tax expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico
•a $20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020
•preservation and other costs for Keystone XL pipeline project assets of $8 million after tax
•a $5 million after-tax net expense related to the 2021 Keystone XL asset impairment charge and other due to a U.S. minimum tax, partially offset by the gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities
•a $1 million income tax expense for the settlement related to prior years' income tax assessments in Mexico.
In third quarter 2022, comparable earnings also excluded:
•preservation and other costs for Keystone XL pipeline project assets of $3 million after tax.
In second quarter 2022, comparable earnings also excluded:
•preservation and other costs for Keystone XL pipeline project assets of $3 million after tax
•a $2 million income tax expense for the settlement related to prior years' income tax assessments in Mexico.

TC Energy First Quarter 2024 | 43